SEC FILE NUMBER: 001-36140

CUSIP NUMBER: G34136 104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

58.com Inc.

Full Name of Registrant

Former Name if Applicable

Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District

Address of Principal Executive Office (Street and Number)

Beijing 100015, People’s Republic of China

City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The financial statements of 58.com Inc. (the “Company”) for the fiscal year ended December 31, 2015 are not yet available, as the Company is going through the technical accounting assessment to determine whether it is appropriate to continue to consolidate its subsidiary, 58 Daojia Inc. (“58 Home”), into the Company’s consolidated financial statements subsequent to the closing of 58 Home’s Series A Preferred Shares financing on November 27, 2015. The Company currently owns 87.9% common share equity interest in 58 Home. However, certain rights of the non-controlling preferred shareholders might be viewed as substantive participating rights under the U.S. GAAP and as such, might result in the Company's inability to consolidate 58 Home in accordance with the U.S. GAAP beginning from November 27, 2015.

58 Home incurred net losses for all quarters in 2015. The financial results of 58 Home for the year ended December 31, 2015 were consolidated in the Company’s unaudited financial information reflected in its February 25, 2016 press release announcing the unaudited financial results for the fiscal year ended December 31, 2015, which was furnished to the Commission on the Company’s Current Report on Form 6-K on February 26, 2016.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV ─ OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Hao Zhou	(86 10)	5956-5858
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes in results of operations between 2014 and 2015 as a result of certain significant business combinations completed and also the organic growth of the Company during 2015. Before the Company concludes whether to continue to consolidate 58 Home, changes in the Company’s results of operations from 2014 to 2015 were reflected in the Company’s February 25, 2016 press release announcing its unaudited financial results for the fiscal year ended December 31, 2015, which was furnished to the Commission on the Company’s Current Report on Form 6-K on February 26, 2016.

If the Company reaches the final conclusion that 58 Home shall not be consolidated into the Company's consolidated financial statements beginning from November 27, 2015, the Company’s previously announced results of operations for the fourth quarter of 2015 and fiscal year 2015 will be adjusted, and the Company anticipates there would be significant changes in results of operations between 2014 and 2015 because of the additional adjustments to be made to reflect the conclusion, in addition to aforementioned reasons of the significant business combinations and organic growth of the Company.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company’s financial statements, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

* * *

58.com Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2016	By: /s/ Hao Zhou
Name: Hao Zhou
Title: Chief Financial Officer